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SECURI 08034308 ISSION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2012
REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2011** (MM/DD/YY) AND ENDING **September 30, 2012** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Minnesota Valley Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 East Bridge Street
(No. and Street)

Redwood Falls	**MN**	**56283**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Nelson **507-637-3344**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

DD 12/17

OATH OR AFFIRMATION

I, Jim Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Minnesota Valley Investments, Inc. as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTEN J. NELSON
Notary Public - State of Minnesota
My Commission Expires
January 31, 2015

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

MINNESOTA VALLEY INVESTMENTS, INC.

We have audited the statement of financial condition of Minnesota Valley Investments, Inc. as of September 30, 2012 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Minnesota Valley Investments, Inc. as of September 30, 2012 and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 26, 2012

Member of Kreston International · a global network of independent accounting firms

MINNESOTA VALLEY INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2012

		2012
ASSETS		
ASSETS		
Cash	$	41,606
Commission receivable		10,742
Income tax deposit		1,165
Investment securities		13,974
Furniture and equipment, at cost, less accumulated depreciation; $58,677		4,709
TOTAL ASSETS	$	72,196
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$	12,291
Payable to clearing broker		981
TOTAL LIABILITIES		13,272
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 400,000 shares, issued and outstanding 100,000 shares		1,000
Additional paid-in capital		94,972
TOTAL CAPITAL CONTRIBUTED		95,972
RETAINED EARNINGS (DEFICIT)		(37,048)
TOTAL STOCKHOLDERS' EQUITY		58,924
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	72,196

See accompanying notes to financial statements.

MINNESOTA VALLEY INVESTMENTS, INC.
STATEMENT OF OPERATIONS
Year ended September 31, 2012

		2012
REVENUE		
Commissions and fees	$	277,660
Investment income		268
TOTAL REVENUE		277,928
EXPENSES		
Compensation and benefits		183,641
Trading fees		26,478
Occupancy		21,896
Other		52,600
TOTAL EXPENSES		284,615
NET LOSS	$	(6,687)

See accompnaying notes to financial statements.

MINNESOTA VALLEY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended September 30, 2012

	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, September 30, 2011	$ 1,000	$ 87,972	$ (30,361)	$ 58,611
Contributions of capital		7,000		7,000
Net loss			(6,687)	(6,687)
Balance, September 30, 2012	$ 1,000	$ 94,972	$ (37,048)	$ 58,924

See accompanying notes to financial statements.

MINNESOTA VALLEY INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
Year ended September 30, 2012

		2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(6,687)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation		4,800
Unrealized loss on investments		(90)
Decrease (increase) in operating assets:		
Commissions receivable		1,723
Employee receivable		
Income tax deposit		2,980
Increase (decrease) in operating liabilities:		
Payable to clearing broker		108
Accounts payable and accrued expenses		(2,180)
NET CASH FLOWS FROM OPERATING ACTIVITIES		654
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in capital		7,000
NET CASH FLOWS FROM FINANCING ACTIVITIES		7,000
NET INCREASE IN CASH		7,654
CASH, BEGINNING OF YEAR		33,952
CASH, END OF YEAR	$	41,606

See accompnaying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Minnesota Valley Investments, Inc. (the Company) acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the upper Midwest area. The Company's principal source of business is the execution of security trades as directed by RBC Dain managed accounts.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the close of business. Employee receivables primarily consist of non-interest bearing advances to owners.

The carrying amounts of commissions and employee receivable are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions and employee receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that all the receivables are collectible at September 30, 2012.

(1) Nature of business and significant accounting policies (continued)

A summary of the Company's significant accounting policies follows: (continued)

Fair value measurement definition and hierarchy - ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(1) Nature of business and significant accounting policies (continued)

Fair value measurement definition and hierarchy (continued)

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Furniture and equipment - Furniture and equipment are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of three to seven years. Total depreciation expense was $4,800 for the year ended 2012.

Income recognition - Security transactions and their related commission revenue are recognized for accounting purposes on the trade date.

Investment income reflected on the statement of operations includes realized and unrealized gains and losses.

Income taxes - Effective November 1, 2004 the Company elected, with the consent of its stockholders, to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company's items of income, deductions, losses, and credits, therefore, these statements do not include any provision for corporate income taxes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

(1) **Nature of business and significant accounting policies (continued)**

A summary of the Company's significant accounting policies follows: (continued)

Income taxes (continued) - The Company has identified its tax status as a corporation electing to be taxed as a pass through entity as a tax position; the Company has determined that such tax position does not result in an uncertainty requiring recognition.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for the years ended September 30, 2009 through 2012 remain subject to examination. Tax returns for state jurisdictions for years ended September 30, 2009 through 2012 remain subject to examination.

Impairment of tangibles and other long-lived assets - Management reviews the carrying value of intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of assets to undiscounted future net cash flows expected to be generated by the assets. An impairment loss would be measured by the amount by which the carrying value of the asset group exceeds the fair value of the asset group based on discounted estimated future cash flows. Management does not believe impairment indicators are present at September 30, 2012.

Subsequent events policy - Subsequent events have been evaluated through November 26, 2012 which is the date the financial statements were available to be issued.

(2) **Investment securities**

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at September 30, 2012 are as follows:

2012	**Fair Market**	**Cost**	**Unrealized Gains**
Common stock	$ 13,974	$ 6,600	$ 7,374
Total investment securities	$ 13,974	$ 6,600	$ 7,374

The fair values of all the investments (Level 1) are measured using quoted prices in active markets on which the securities are traded.

(3) Customer transactions

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At September 30, 2012, the Company had net capital and net capital requirements of $48,768 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .25 to 1 at September 30, 2012.

(5) Related party transaction

The Company receives fees for advisory services and certain shared expenses from an Investment advisory firm owned and operated by the president of the Company. The Company received $67,000 for these services during 2012. There were no amounts outstanding at September 30, 2012.

(6) Financial instruments

Off-balance-sheet credit risk - In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a cash basis.

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

(7) Operating Leases

The Company leases office space under an operating lease. The lease required monthly lease payments of $655 to $675 during the year ended September 30, 2012. The lease is on a month to month basis and can be canceled by either party with 30 day notice therefore there are no future minimum lease payments.

Total rental expenses for the year ended September 30, 2012 were $8,875.

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION

To the Board of Directors

MINNESOTA VALLEY INVESTMENTS, INC.

We have audited the financial statements of Minnesota Valley Investments, Inc. as of and for the year ended September 30, 2012 and our report thereon, dated November 26, 2012, which expressed an unqualified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted accounting principles. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 26, 2012

Schedule I

MINNESOTA VALLEY INVESTMENTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
September 30, 2012

Total ownership equity from Statement of Financial Condition	$	58,924
Additions:		
Other -		-
Deductions:		
Non-allowable assets		7,399
Net capital before haircuts on securities positions		51,525
Haircuts on securities:		
Trading and investment securities		2,096
Undue concentration (illiquid investment securities)		662
Net capital	$	48,767
Aggregate indebtedness:		
Included in statement of financial condition:		
Accounts payable and accrued expenses	$	12,291
Computation of basic net capital requirement:		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness	$	5,000
Capital in excess of minimum requirement	$	43,767
Ratio, aggregate indebtedness to net capital		25.20%

MINNESOTA VALLEY INVESTMENTS, INC.
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
September 30, 2012

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	48,767
Audit adjustments:		
None noted.		
Net capital as reported on Schedule I	$	48,767

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	12,291
Audit adjustments:		
None noted.		
Total aggregate indebtedness as reported on Schedule I	$	12,291

MINNESOTA VALLEY INVESTMENTS, INC.

STATEMENT PURSUANT TO RULE 15c3-3
September 30, 2012

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2) of the rule.

MHM ®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

MINNESOTA VALLEY INVESTMENTS, INC.

In planning and performing our audit of the financial statements of Minnesota Valley Investments, Inc. (the Company), as of and for the year ended September 30, 2012 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. The size of the Company and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since the condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the company. In addition we identified a significant deficiency in its internal controls over its calculation of undue concentration haircuts. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Myers Hoffman McCann P.C.

Minneapolis, Minnesota
November 26, 2012